[redacted]

NO ACT

PE
2-20-09

09035302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 3 2009
Washington, DC 20549

February 23, 2009

James Earl Parsons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-23-09

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 20, 2009 concerning the shareholder proposal submitted by the Domestic and Foreign Missionary Society of the Episcopal Church and the Church Pension Fund for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 16, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Harry J. Van Buren III
Peace and Justice Ministries
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Barton T. Jones
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

February 20, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Community Environmental Report

Gentlemen and Ladies:

The shareholder proposal submitted for ExxonMobil's upcoming annual meeting by The Episcopal Church and a co-filer has been withdrawn (see Exhibit 1). Accordingly, I hereby withdraw the Rule 14a-8 no-action request dated January 16, 2009 (as supplemented by further correspondence dated February 11, 2009) previously submitted to the staff on ExxonMobil's behalf.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the lead filer and co-filer by overnight delivery service, and to the filer's counsel by email.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Mr. Harry Van Buren
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Barton T. Jones
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Paul M. Neuhauser, Esq.
*** FISMA & OMB Memorandum M-07-16 ***

THE EPISCOPAL CHURCH

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY
OF THE PROTESTANT EPISCOPAL CHURCH IN THE UNITED STATES OF AMERICA

FOUNDED 1821 • INCORPORATED 1846

VIA FACSIMILE 972.444.1488 AND U.S. MAIL

February 20, 2009

James Earl Parsons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Parsons:

On behalf of The Episcopal Church and the Church Pension Fund, the shareholder proposal regarding community environmental impact filed with Exxon Mobil for consideration at its 2009 annual meeting is hereby withdrawn.

Best regards,

Harry J. Van Buren III, Ph.D.
Peace and Justice Ministries

CC: Barton Jones, Church Pension Fund
Margareth Crosnier de Bellasitre

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

February 11, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Community Environmental Report

Gentlemen and Ladies:

I am writing to supplement my letter dated January 16, 2009, regarding the shareholder proposal submitted for ExxonMobil's upcoming annual meeting by The Episcopal Church and a co-filer. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

In the January 16 letter, we argued that the proposal could be omitted from ExxonMobil's proxy materials under Rule 14a-8(f) because both the proponent and the co-proponent failed to establish eligibility under Rule 14a-8(b)(2). We continue to believe the proposal may be omitted on these grounds, but the statement of facts in our prior letter needs to be corrected.

At the time of submitting the January 16 no-action request, we believed that The Episcopal Church had not responded to our notice requesting appropriate proof of ownership. However, on February 10, 2009, Paul M. Neuhauser, counsel for the proponent, faxed us material (see Exhibit 1 to this letter) indicating that in fact the lead proponent had responded to our notice by letter dated December 22, 2008. A resulting search of our files discovered that we did receive the enclosed letter from the proponent's record owner on December 24, 2008, within the 14 calendar day deadline. Because the introduction to this letter references "The Domestic and Foreign Missionary Society of the Protestant Church in the United States," our staff did not recognize that this letter related to The Episcopal Church's submission. We regret this error.

Examination of the December 22 proof nevertheless shows that The Episcopal Church has still failed to provide satisfactory proof of ownership, and that the proposal may still be omitted from our proxy material under Rule 14a-8(f).

As noted in our January 16 letter, the submission by The Episcopal Church was received in our office on December 10, 2008. By letter sent on December 11, 2008 (included in Exhibit 1 to our January 16 letter), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 11, 2008, specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of the date the shareholder proposal was submitted. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent needed to provide proof of ownership from the record holder (such as a bank or broker) verifying that, as of the date the proposal was submitted, the proponent continuously held the requisite number of ExxonMobil shares for at least one year.

The December 22 response on behalf of The Episcopal Church only verifies that the proponent has continuously owned ExxonMobil shares for a twelve-month period "starting December 1, 2007 to November 30th 2008." This letter therefore does not establish that the proponent owned ExxonMobil shares as of the date the proposal was submitted to us, over a week after November 30. See Staff Legal Bulletin No. 14 at C.1.(c)(3) (date requirements for ownership documentation are strictly applied; a statement from the record holder verifying ownership as of May 31 does not sufficiently demonstrate ownership with respect to a proposal submitted on June 1).

As discussed in our January 16 letter, the co-filer also failed properly to document its ownership within the time period required under Rule 14a-8(f), and the proposal may therefore be omitted from ExxonMobil's proxy materials.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the lead filer and co-filer by overnight delivery service, and to the filer's counsel by fax.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Mr. Harry Van Buren
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Barton T. Jones
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

Paul M. Neuhauser, Esq.
*** FISMA & OMB Memorandum M-07-16 ***

FAX TRANSMISSION

To: Ms Sally Derkacz
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Fax Number: 972-444-1505

From: Paul M. Neuhauser
Tel and Fax ***FISMA & OMB Memorandum M-07-16 ***

Date: February 10, 2009

Re: Shareholder proposal submitted to Exxon Mobil Corporation

Number of pages, including this page = 3

Attached is a copy of the delivery notification from UPS showing that the Episcopal Church's proof of ownership was received by Exxon on December 24, 2008, prior to the cut-off date of December 31 under the SEC rules. A copy of that proof of ownership from Bank of New York/Mellon is also attached. We agree that, if Exxon did not receive the proof of ownership until January 2, the submission by the Church Pension Group failed to meet the requirements of the SEC's rules.

Paul M Neuhauser

BNY MELLON
ASSET SERVICING

December 22, 2008

David S. Rosenthal
Vice President, Investor Relations
Exxon Mobile Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Rosenthal,

With respect to The Domestic and Foreign Missionary Society of the Protestant Church in the United States, we are pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the past twelve (12) months, starting December 1, 2007 to November 30th 2008, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 17,928 shares of Exxon Mobile (Cusip 30231G102)for a market value of $1,436,929.20.

If you have any questions regarding this information, please contact me at (315) 414-3035.

Sincerely,

Rachel Tighe
Client Services

BNY MELLON
ASSET SERVICING

RECEIVED
DEC 2 4 2008
D. S. ROSENTHAL

December 22, 2008

David S. Rosenthal
Vice President, Investor Relations
Exxon Mobile Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Rosenthal,

With respect to The Domestic and Foreign Missionary Society of the Protestant Church in the United States, we are pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the past twelve (12) months, starting December 1, 2007 to November 30th 2008, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 17,928 shares of Exxon Mobile (Cusip 30231G102)for a market value of $1,436,929.20.

If you have any questions regarding this information, please contact me at (315) 414-3035.

Sincerely,

Rachel Tighe
Client Services

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

January 16, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Community Environmental Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between The Episcopal Church and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Enclosed as Exhibit 2 are copies of correspondence between the Church Pension Group and ExxonMobil regarding the same proposal. According to the correspondence, The Episcopal Church is intended to be the lead proponent and the Church Pension Group is intended to be a co-filer.

We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proponents failed to establish eligibility.

The Episcopal Church. The submission by The Episcopal Church was received in our office on December 10, 2008. By letter sent on December 11, 2008 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 11, 2008, specifically advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of the date the shareholder proposal was submitted. We highlighted the fact that, since the proponent does not appear on our records as a registered shareholder, the proponent needed to provide proof of ownership from the record holder (such as a bank or broker) verifying that, as of the date the proposal was submitted, the proponent continuously held the requisite number of ExxonMobil shares for at least one year.

As required by Rule 14a-8(f), we advised the proponent that any response addressing our letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date the proponent received our notification. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter requesting proof of ownership from the proponent was delivered to the proponent's address on December 15, 2008. The 14th day after that date was December 29, 2008.

As of January 16, 2009 (nearly three weeks after the deadline), we have received no response to our letter from The Episcopal Church.

The Church Pension Group. The co-filing submitted by the Church Pension Group was received in our office on December 8, 2008. By letter sent on December 16, 2008 (included in Exhibit 2), we notified the co-filer as required by Rule 14a-8(f) that the co-filer must demonstrate eligibility under Rule 14a-8(b)(2).

Our letter of December 16, 2008, specifically advised the co-filer that, in order to be eligible to submit a proposal, the co-filer must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year as of the date the shareholder proposal was submitted. We highlighted the fact that, since the co-filer does not appear on our records as a registered shareholder, the co-filer needed to provide proof of ownership from the record holder (such as a bank or broker) verifying that, as of the date the proposal was submitted, the co-filer continuously held the requisite number of ExxonMobil shares for at least one year.

As required by Rule 14a-8(f), we advised the co-filer that any response addressing our letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date the co-filer received our notification. As a courtesy, we also enclosed a copy of Rule 14a-8 for the co-filer's reference.

Our tracking information (included in Exhibit 2) indicates that our letter requesting proof of ownership from the co-filer was delivered to the co-filer's address on December 17, 2008. The 14th day after that date was December 31, 2008.

By letter dated December 31, 2008, but not transmitted electronically to us until January 2, 2009 (included in Exhibit 2), The Northern Trust Company provided a statement of co-filer's ownership.*

* As of January 16, 2009, the fax transmission of January 2, 2009, is the only copy of this letter we have received.

Since both the proponent and the co-filer failed to provide proof of ownership within the meaning of Rule 14a-8(b), within the time period required by Rule 14a-8(f), the proposal may be omitted from our proxy material in reliance on Rule 14a-8(f). As noted, the proponent itself did not respond to our request for proof of ownership, and the response from the co-filer was faxed to us after the 14-day deadline for electronically transmitting such response had expired. See Exxon Mobil Corporation (available February 25, 2004) (proposal omitted under Rule 14a-8(f) where proponent appears not to have responded to company's request for documentary evidence of ownership); and Exxon Mobil Corporation (available December 13, 2007) (proposal omitted under Rule 14a-8(f) where evidence of ownership was received three days after expiration of the 14-day deadline).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the lead filer and to the co-filer by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Mr. Harry Van Buren
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

Mr. Barton T. Jones
The Church Pension Fund
445 Fifth Avenue
New York, NY 10016

EXHIBIT 1

VIA FEDERAL EXPRESS

SHAREHOLDER PROPOSAL

DEC 10 2008

NO. OF SHARES__________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 09 2008

Routed For Action to: [signature]
Informational Copy to:________

December 6, 2008

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 20,028 shares of ExxonMobil common stock (held for the Episcopal Church by Bank of America and BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have particular ethical responsibilities to the communities that host their facilities.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at Exxon Mobil's 2009 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Church has held at least $2,000 in Exxon Mobil shares for the past year, and will hold at $2,000 in such shares through the 2009 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal. We would be most interested in dialogue with the company on this important issue.

Harry Van Buren, Staff Consultant of the Episcopal Church's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranks 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the "fence-line communities" near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may "pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities,* 58 Journal of Epidemiology and Community Health, 24-30 (2004).

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

December 11, 2008

<u>VIA UPS – OVERNIGHT DELIVERY</u>

Ms. Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Dear Ms. de Bellaistre:

This will acknowledge receipt of the proposal concerning community environmental impact, which you have submitted on behalf of The Episcopal Church (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

c: Mr. Harry Van Buren

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

EXHIBIT 2

CHURCH PENSION GROUP

Serving the Episcopal Church and Its People

SHAREHOLDER PROPOSAL

DEC 0 8 2008

NO. OF SHARES______________

DISTRIBUTION: DSR: REG: TJG:

LKB: JEP: DGH: SMD

Barton T. Jones, Esq.
[illegible]
[illegible]

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

VIA EXPRESS MAIL (telephone 972-444-1000)

December 5, 2008

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Church Pension Fund ("Fund") is the beneficial owner of at least 500,000 shares of Exxon Mobil Corporation ("Company") common stock (held for the Fund by Northern Trust Company). The Fund is an official agency of the Episcopal Church.

Each of the Fund and the Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have particular ethical responsibilities to the communities that host their facilities.

To this end, the Fund hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the Company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at Exxon Mobil's 2009 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Fund has held at least $2,000 in the Company's shares for the past year, and will hold at $2,000 in such shares through the 2009 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Fund and the Episcopal Church to withdraw the proposal. We would be most interested in dialogue with the company on this important issue.

Harry Van Buren, Staff Consultant of the Fund's Social and Fiduciary Responsibility in Investments Committee, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones

Cc Harry Van Buren
Margareth Crosnier de Bellaistre

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranks 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-2005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the "fence-line communities" near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may "pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities*, 58 Journal of Epidemiology and Community Health, 24-30 (2004).

5959 Las Colinas Boulevard
Irving, Texas 75039

December 16, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Barton T. Jones
Church Pension Group
445 Fifth Avenue
New York, NY 10016

Dear Mr. Jones:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Church Pension Fund (the "co-filer") the proposal previously submitted by The Episcopal Church concerning community environmental impact in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 8, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form,

Mr. Barton T. Jones
December 16, 2008
Page two

and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Ms. Margareth de Bellaistre
Mr. Harry Van Buren

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed on behalf of the Church Pension Fund for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Ms. Margareth de Bellaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Barton T. Jones

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

CHURCH

The Church Pension Fund

FAX TRANSMITTAL

DATE: December 22, 2008

TO: David G. Henry

COMPANY: Exxon Mobil Corporation

FAX NO.: 972-444-1505

FROM: Barton T. Jones
The Church Pension Fund and Affiliates
445 Fifth Avenue
New York, NY 10016
TEL. (212) 592-1837
FAX: (212) 592-9428

TOTAL NUMBER OF PAGES: 2

MESSAGE:

IF YOU DID NOT RECEIVE ALL PAGES OF THIS TRANSMISSION, PLEASE CALL: (212) 592-9458 IMMEDIATELY

RECEIVED
DEC 22 2008
S.M. DERKACZ

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed on behalf of the Church Pension Fund for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Ms. Margareth de Bellaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Barton T. Jones

CHURCH

The Church Pension Fund

FAX TRANSMITTAL

DATE: ~~December 22, 2008~~ January 2, 2009

TO: David G. Henry

COMPANY: Exxon Mobil Corporation

FAX NO.: 972-444-1505

FROM: Barton T. Jones
The Church Pension Fund and Affiliates
445 Fifth Avenue
New York, NY 10016
TEL. (212) 592-1837
FAX: (212) 592-9428

TOTAL NUMBER OF PAGES: 2

MESSAGE:

IF YOU DID NOT RECEIVE ALL PAGES OF THIS TRANSMISSION, PLEASE CALL: (212) 592-9458 IMMEDIATELY

FROM : DEBY

F*** FISMA & OMB Memorandum M-07-16 *** Jan. 02 2009 10:52PM P2

comm. env. impact

RECEIVED
JAN 05 2009
S.M. DERKACZ

50 South LaSalle Street
Chicago, Illinois 60603

Northern Trust

December 31, 2008

Re: Exxon Mobil Corp

To Whom It May Concern

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund as of December 8, 2008, owns, and has continuously held, at least $2,000 in market value of Exxon Mobil common stock for at least one year from such date.

If you have any questions concerning this matter, please do not hesitate to contact me at 312-630-8091.

Sincerely,

Robert T. Johnson
Senior Vice President

EXHIBIT 2

CHURCH PENSION GROUP
Serving the Episcopal Church and Its People

SHAREHOLDER PROPOSAL

DEC 0 8 2008

NO. OF SHARES________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

Barton T. Jones, Esq.
[illegible]
[illegible]

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

VIA EXPRESS MAIL (telephone 972-444-1000)

December 5, 2008

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Church Pension Fund ("Fund") is the beneficial owner of at least 500,000 shares of Exxon Mobil Corporation ("Company") common stock (held for the Fund by Northern Trust Company). The Fund is an official agency of the Episcopal Church.

Each of the Fund and the Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have particular ethical responsibilities to the communities that host their facilities.

To this end, the Fund hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the Company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at Exxon Mobil's 2009 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Fund has held at least $2,000 in the Company's shares for the past year, and will hold at $2,000 in such shares through the 2009 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Fund and the Episcopal Church to withdraw the proposal. We would be most interested in dialogue with the company on this important issue.

Harry Van Buren, Staff Consultant of the Fund's Social and Fiduciary Responsibility in Investments Committee, can be contacted regarding this resolution at 505.867.0641 (telephone), 505.277.7108 (facsimile), or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones

Cc Harry Van Buren
Margareth Crosnier de Bellaistre

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranks 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-2005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the "fence-line communities" near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may "pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities,* 58 Journal of Epidemiology and Community Health, 24-30 (2004).

Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

December 16, 2008

<u>VIA UPS – OVERNIGHT DELIVERY</u>

Mr. Barton T. Jones
Church Pension Group
445 Fifth Avenue
New York, NY 10016

Dear Mr. Jones:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Church Pension Fund (the "co-filer") the proposal previously submitted by The Episcopal Church concerning community environmental impact in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 8, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Ms. Margareth de Bellaistre
Mr. Harry Van Buren

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed on behalf of the Church Pension Fund for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Ms. Margareth de Bellaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Barton T. Jones

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

CHURCH

The Church Pension Fund

FAX TRANSMITTAL

DATE: December 22, 2008

TO: David G. Henry

COMPANY: Exxon Mobil Corporation

FAX NO.: 972-444-1505

FROM: Barton T. Jones
The Church Pension Fund and Affiliates
445 Fifth Avenue
New York, NY 10016
TEL. (212) 592-1837
FAX: (212) 592-9428

TOTAL NUMBER OF PAGES: 2

MESSAGE:

IF YOU DID NOT RECEIVE ALL PAGES OF THIS TRANSMISSION, PLEASE CALL: (212) 592-9458 IMMEDIATELY

RECEIVED
DEC 2 2 2008
S.M. DERKACZ

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning community environmental impact, which I have co-filed on behalf of the Church Pension Fund for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Ms. Margareth de Bellaistre as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Barton T. Jones

CHURCH

The Church Pension Fund

FAX TRANSMITTAL

DATE: ~~December 22, 2008~~ January 2, 2009

TO: David G. Henry

COMPANY: Exxon Mobil Corporation

FAX NO.: 972-444-1505

FROM: Barton T. Jones
The Church Pension Fund and Affiliates
445 Fifth Avenue
New York, NY 10016
TEL. (212) 592-1837
FAX: (212) 592-9428

TOTAL NUMBER OF PAGES: 2

MESSAGE:

IF YOU DID NOT RECEIVE ALL PAGES OF THIS TRANSMISSION, PLEASE CALL: (212) 592-9458 IMMEDIATELY

FROM : DEBY FP** FISMA & OMB Memorandum M-07-16 *** Jan. 02 2009 10:52PM P2

comm. env. impact

RECEIVED
JAN 05 2009
S.M. DERKACZ

50 South LaSalle Street
Chicago, Illinois 60603

Northern Trust

December 31, 2008

Re: Exxon Mobil Corp

To Whom It May Concern

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund as of December 8, 2008, owns, and has continuously held, at least $2,000 in market value of Exxon Mobil common stock for at least one year from such date.

If you have any questions concerning this matter, please do not hesitate to contact me at 312-630-8091.

Sincerely,

Robert T. Johnson

Robert T. Johnson
Senior Vice President